Exhibit 12


                          FLEMING COMPANIES, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                    Fiscal Year Ended the Last Saturday in
December

- - ----------------------------------------------
                    1989      1990      1991      1992      1993
                    ----      ----      ----      ----      ----
                              (In thousands of dollars)
Earnings:
  Pretax income   $139,480  $164,501  $104,329  $194,941  $72,078
  Fixed charges,
    net            120,769   117,877   117,865   105,726  102,303
                   -------   -------   -------   -------  -------
Total earnings    $260,249  $282,378  $222,194  $300,667 $174,381
                   =======   =======   =======   =======  =======

Fixed charges:
  Interest expense $96,425   $93,643   $93,353   $81,102  $78,029
  Portion of rental
   charges deemed
   to be interest   22,945    22,836    22,907    23,027   22,969
  Capitalized inter-
   est and debt
   issuance cost
   amortization      2,163     1,250     1,464     1,287    1,005
                    -------   -------   -------   ------- -------
   Total fixed
    charges       $121,533  $117,729  $117,724  $105,416 $102,003
                   =======   =======   =======   =======  =======

  Ratio of earnings
   to fixed charges   2.14      2.40      1.89      2.85     1.71
                      ====      ====      ====      ====     ====

                            16 Weeks Ended
                        -----------------------
                        April 16,      April 17,

                         1994           1993
                         ----           ----
                        (In thousands of dollars)
Earnings:
  Pretax income          $43,645        $63,456
  Fixed charges, net      28,836         31,015
                          ------         ------
Total earnings           $72,481        $94,471
                          ======         ======

Fixed charges:
  Interest expense       $21,828        $23,481
  Portion of rental
   charges deemed to
   be interest             6,582          7,191
  Capitalized interest
   and debt issuance
   cost amortization         326            243
                          ------         ------

     Total fixed charges $28,736        $30,915
                          ======         ======

  Ratio of earnings
   to fixed charges         2.52           3.06
                            ====           ====

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.